   Exhibit 99.7

IFRS USD Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying condensed consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at March 31, 2020, the Condensed Consolidated Statement of Comprehensive Income, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at March 31, 2020, the consolidated profit and consolidated total comprehensive income, consolidated changes in equity and its consolidated cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the condensed Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the condensed consolidated financial statements.

Emphasis of Matter

As more fully described in Note 2.6 to the condensed consolidated financial statements, the Company is responding to inquiries from Indian regulatory authorities. The scope, duration or outcome of these matters are uncertain.

Our opinion is not modified in respect of this matter.

Management’s Responsibility for the Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the condensed consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the condensed consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing the ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the condensed consolidated financial statements, including the disclosures, and whether the condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the condensed consolidated financial statements of which we are independent auditors.

Materiality is the magnitude of misstatements in the condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP

Chartered Accountants

(Firm’s Registration No. 117366W/W-100018)

Sanji V. Pilgaonkar

Place: Mumbai Date: April 20, 2020	Partner (Membership No. 039826) UDIN: 20039826AAAACA9268

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in US Dollars for the year ended March 31, 2020

Infosys Limited and Subsidiaries

(Dollars in millions except equity share data)

Condensed Consolidated Balance Sheet as at	Note	March 31, 2020	March 31, 2019
ASSETS
Current assets
Cash and cash equivalents	2.1	2,465	2,829
Current investments	2.2	615	958
Trade receivables		2,443	2,144
Unbilled revenue	2.17	941	777
Prepayments and other current assets	2.4	739	827
Income tax assets	2.12	1	61
Derivative financial instruments	2.3	8	48
Total current assets		7,212	7,644
Non-current assets
Property, plant and equipment	2.7	1,810	1,931
Right-of-use assets	2.8	551	–
Goodwill	2.9	699	512
Intangible assets		251	100
Non-current investments	2.2	547	670
Deferred income tax assets	2.12	231	199
Income tax assets	2.12	711	914
Other non-current assets	2.4	248	282
Total Non-current assets		5,048	4,608
Total assets		12,260	12,252
LIABILITIES AND EQUITY
Current liabilities
Trade payables		377	239
Lease liabilities	2.8	82	–
Derivative financial instruments	2.3	65	2
Current income tax liabilities	2.12	197	227
Client deposits		2	4
Unearned revenue		395	406
Employee benefit obligations		242	234
Provisions	2.6	76	83
Other current liabilities	2.5	1,321	1,498
Total current liabilities		2,757	2,693
Non-current liabilities
Lease liabilities	2.8	530	–
Deferred income tax liabilities	2.12	128	98
Employee benefit obligations		5	6
Other non-current liabilities	2.5	139	55
Total liabilities		3,559	2,852
Equity
Share capital - 5 ($0.16) par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,240,753,210 (4,335,954,462) equity shares fully paid up, net of 18,239,356 (20,324,982) treasury shares as at March 31, 2020 and (March 31, 2019).		332	339
	2.19
Share premium		305	277
Retained earnings		11,014	11,248
Cash flow hedge reserve		(2)	3
Other reserves		594	384
Capital redemption reserve		17	10
Other components of equity		(3,614)	(2,870)
Total equity attributable to equity holders of the company		8,646	9,391
Non-controlling interests		55	9
Total equity		8,701	9,400
Total liabilities and equity		12,260	12,252

The accompanying notes form an integral part of the condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

(Dollars in millions except equity share and per equity share data)

Condensed Consolidated Statements of Comprehensive Income	Note	Year ended March 31,
		2020	2019
Revenues	2.16	12,780	11,799
Cost of sales	2.18.6	8,552	7,687
Gross profit		4,228	4,112
Operating expenses:
Selling and marketing expenses	2.18.6	664	638
Administrative expenses	2.18.6	840	778
Total operating expenses		1,504	1,416
Operating profit		2,724	2,696
Other income, net	2.18.6	395	411
Finance cost	2.8	(24)	–
Reduction in the fair value of Disposal Group held for sale	2.10.1	–	(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.10.1	–	(65)
Profit before income taxes		3,095	3,003
Income tax expense	2.12	757	803
Net profit		2,338	2,200
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net		(24)	(3)
Equity instrument through other comprehensive income, net		(5)	10
		(29)	7
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net		3	–
Fair value changes on derivatives designated as cash flow hedge, net		(5)	3
Foreign currency translation		(720)	(560)
		(722)	(557)
Total other comprehensive income/(loss), net of tax		(751)	(550)
Total comprehensive income		1,587	1,650
Profit attributable to:
Owners of the company		2,331	2,199
Non-controlling interests		7	1
		2,338	2,200
Total comprehensive income attributable to:
Owners of the company		1,582	1,649
Non-controlling interests		5	1
		1,587	1,650
Earnings per equity share
Basic ($)		0.55	0.51
Diluted ($)		0.55	0.51
Weighted average equity shares used in computing earnings per equity share	2.13
Basic		4,257,754,522	4,347,130,157
Diluted		4,265,144,228	4,353,420,772

The accompanying notes form an integral part of the condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)

Particulars	Shares(1)	Share capital	Share premium	Retained earnings	Other reserves (2)	Capital redemption reserve	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the company	Non-controlling interest	Total equity
Balance as at April 1, 2018	2,173,312,301	190	247	11,587	244	9	–	(2,317)	9,960	–	9,960
Changes in equity for the year ended March 31, 2019
Net profit	–	–	–	2,199	–	–	–	–	2,199	1	2,200
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	3	–	3	–	3
Remeasurement of the net defined benefit liability/asset*	–	–	–	–	–	–	–	(3)	(3)	–	(3)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	10	10	–	10
Foreign currency translation	–	–	–	–	–	–	–	(560)	(560)	–	(560)
Total comprehensive income for the period	–	–	–	2,199	–	–	3	(553)	1,649	1	1,650
Shares issued on exercise of employee stock options - before Bonus issue (Refer to note 2.11)	392,528	–	–	–	–	–	–	–	–	–	–
Increase in share capital on account of Bonus issues (Refer to note 2.19)	2,173,704,829	150	–	–	–	–	–	–	150	–	150
Amounts utilized for Bonus issue (Refer to note 2.19)	–	–	–	(150)	–	–	–	–	(150)	–	(150)
Shares issued on exercise of employee stock options - after Bonus issue (Refer to note 2.11)	1,196,804	–	1	–	–	–	–	–	1	–	1
Buyback of equity shares (Refer to note 2.5 and 2.19.1)	(12,652,000)	(1)	–	(288)	–	–	–	–	(289)	–	(289)
Transaction cost relating to buyback * (Refer to note 2.19)	–	–	–	(2)	–	–	–	–	(2)	–	(2)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.19)	–	–	–	(1)	–	1	–	–	–	–	–
Non-controlling interests on acquisition of subsidiary (Refer to note 2.10)	–	–	–	–	–	–	–	–	–	8	8
Transfer to other reserves	–	–	–	(346)	346	–	–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	206	(206)	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	28	–	–	–	–	–	28	–	28
Income tax benefit arising on exercise of stock options	–	–	1	–	–	–	–	–	1	–	1
Dividends (including dividend distribution tax)	–	–	–	(1,957)	–	–	–	–	(1,957)	–	(1,957)
Balance as at March 31, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400
Balance as at April 1, 2019	4,335,954,462	339	277	11,248	384	10	3	(2,870)	9,391	9	9,400
Impact on account of adoption of IFRS 16 ( refer to note 2.8)*	–	–	–	(6)	–	–	–	–	(6)	–	(6)
	4,335,954,462	339	277	11,242	384	10	3	(2,870)	9,385	9	9,394
Changes in equity for the year ended March 31, 2020
Net profit	–	–	–	2,331	–	–	–	–	2,331	7	2,338
Remeasurement of the net defined benefit liability/asset* (refer to note 2.18)	–	–	–	–	–	–	–	(24)	(24)	–	(24)
Equity instruments through other comprehensive income*	–	–	–	–	–	–	–	(5)	(5)	–	(5)
Fair value changes on investments, net*	–	–	–	–	–	–	–	3	3	–	3
Fair value changes on derivatives designated as cash flow hedge*	–	–	–	–	–	–	(5)	–	(5)	–	(5)
Foreign currency translation	–	–	–	–	–	–	–	(718)	(718)	(2)	(720)
Total comprehensive income for the period	–	–	–	2,331	–	–	(5)	(744)	1,582	5	1,587
Shares issued on exercise of employee stock options (Refer to note 2.11)	2,666,014	–	1	–	–	–	–	–	1	–	1
Buyback of equity shares (Refer to note 2.5 and 2.19.1)	(97,867,266)	(7)	–	(895)	–	–	–	–	(902)	–	(902)
Transaction cost relating to buyback * (Refer to note 2.19)	–	–	–	(1)	–	–	–	–	(1)	–	(1)
Amount transferred to capital redemption reserve upon buyback (Refer to note 2.19)	–	–	–	(7)	–	7	–	–	–	–	–
Non-controlling interests on acquisition of subsidiary (Refer to note 2.10)	–	–	–	–	–	–	–	–	–	46	46
Transfer to other reserves	–	–	–	(361)	361		–	–	–	–	–
Transfer from other reserves on utilization	–	–	–	151	(151)	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	33	–	–	–	–	–	33	–	33
Income tax benefit arising on exercise of stock options	–	–	1	–	–	–	–	–	1	–	1
Effect of modification of equity settled share based payment awards to cash settled awards (Refer to note 2.11)	–	–	(7)	(1)	–	–	–	–	(8)	–	(8)
Financial liability under option arrangements (Refer to note 2.10)	–	–	–	(86)	–	–	–	–	(86)	–	(86)
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(5)	(5)
Dividends (including dividend distribution tax)	–	–	–	(1,359)	–	–	–	–	(1,359)	–	(1,359)
Balance as at March 31, 2020	4,240,753,210	332	305	11,014	594	17	(2)	(3,614)	8,646	55	8,701

* net of tax

(1)	excludes treasury shares of 18,239,356 as at March 31, 2020, 20,324,982 as at April 1, 2019 and 10,801,956 as at April 1, 2018, held by consolidated trust. The treasury shares as at April 1, 2018 have not been adjusted for the September 2018 Bonus issue.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Infosys Limited and Subsidiaries

Condensed Consolidated Statements of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(Dollars in millions)

Particulars	Note	Year ended March 31,
		2020	2019
Operating activities:
Net Profit		2,338	2,200
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortization	2.18.6	407	287
Interest and dividend income		(68)	(130)
Finance cost	2.8	24	–
Income tax expense	2.12	757	803
Effect of exchange rate changes on assets and liabilities		27	10
Impairment loss under expected credit loss model		23	34
Reduction in the fair value of Disposal Group held for sale		–	39
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"	2.10.1	–	65
Stock compensation expense	2.11	34	29
Other adjustments		(20)	(15)
Changes in working capital
Trade receivables and unbilled revenue		(542)	(411)
Prepayments and other assets		70	(120)
Trade payables		(52)	131
Client deposits		(2)	(2)
Unearned revenue		21	48
Other liabilities and provisions		233	269
Cash generated from operations		3,250	3,237
Income taxes paid		(639)	(975)
Net cash provided by operating activities		2,611	2,262
Investing activities:
Expenditure on property, plant and equipment		(465)	(349)
Loans to employees		–	2
Deposits placed with corporation		(15)	(3)
Interest and dividend received		52	79
Payment towards acquisition of business, net of cash acquired	2.10	(252)	(77)
Payment of contingent consideration pertaining to acquisition of business		(1)	(3)
Advance payment towards acquisition of business		–	(30)
Investment in equity and preference securities		(6)	(3)
Proceeds from sale of equity and preference securities		4	16
Investment in other investments		(4)	(3)
Redemption of other investments		–	2
Investment in quoted debt securities		(363)	(145)
Redemption of quoted debt securities		512	123
Investment in certificate of deposits		(156)	(342)
Redemption of certificate of deposits		360	791
Investment in commercial papers		–	(70)
Redemption of commercial papers		72	43
Redemption of escrow pertaining to Buyback	2.4	37	(37)
Other receipts		7	–
Investment in liquid mutual fund units and fixed maturity plan securities		(4,897)	(11,184)
Redemption of liquid mutual fund units and fixed maturity plan securities		4,873	10,965
Net cash (used)/generated in investing activities		(242)	(225)
Financing activities:
Payment of lease liabilities	2.8	(80)	–
Payment of dividends including corporate dividend tax		(1,359)	(1,956)
Payment of dividends to non-controlling interests of subsidiary		(5)	–
Share issued on exercise of employee stock options		1	1
Buy back of equity shares including transaction costs	2.19.1	(1,070)	(118)
Net cash used in financing activities		(2,513)	(2,073)
Effect of exchange rate changes on cash and cash equivalents		(220)	(184)
Net increase / (decrease) in cash and cash equivalents		(144)	(36)
Cash and cash equivalents at the beginning of the period	2.1	2,829	3,049
Cash and cash equivalents at the end of the period	2.1	2,465	2,829
Supplementary information:
Restricted cash balance	2.1	52	52

The accompanying notes form an integral part of the condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited

Chartered Accountants

Firm’s Registration No :

117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 39826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 20, 2020	D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Notes to the condensed consolidated financial statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) is a leading provider of consulting, technology, outsourcing and next-generation digital services, enabling clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The company is a public limited company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's condensed consolidated financial statements are authorized for issue by the company's Board of Directors on April 20, 2020.

1.2 Basis of preparation of financial statements

The condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these condensed consolidated financial statements do not include all the information required for a complete set of financial statements. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2019. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year-end figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The condensed consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. The financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in the financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the condensed consolidated financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Group has considered the possible effects that may result from the pandemic relating to COVID-19 on the carrying amounts of receivables, unbilled revenues, goodwill and intangible assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Group, as at the date of approval of these financial statements has used internal and external sources of information including credit reports and related information, economic forecasts and consensus estimates from market sources on the expected future performance of the Group. The Group has performed sensitivity analysis on the assumptions used and based on current estimates expects the carrying amount of these assets will be recovered. The impact of COVID-19 on the Group's financial statements may differ from that estimated as at the date of approval of these condensed consolidated financial statements.

1.5 Critical accounting estimates and judgements

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced (also refer to note 2.12).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by independent valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management (Refer to note 2.10).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology (Refer to note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to Note no 2.9)

f. Leases

IFRS 16 requires lessees to determine the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances. After considering current and future economic conditions, the Group has concluded that no changes are required to lease period relating to the existing lease contracts. (Refer to Note no 2.8)

g. Non-current assets and Disposal groups held for sale

Assets and liabilities of disposal groups held for sale are measured at the lower of carrying amount and fair value less costs to sell. The determination of fair value less costs to sell includes use of management estimates and assumptions. The fair value of the disposal groups have been estimated using valuation techniques including income and market approach which includes unobservable inputs.

Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the Non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the " Held for sale" criteria. Recoverable amounts of assets reclassified from held for sale have been estimated using management’s assumptions which consist of significant unobservable inputs.

h. Loss allowance for receivables and unbilled revenue

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The group considered current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates. In calculating expected credit loss, the Group has also considered credit reports and other related credit information for its customers to estimate the probability of default in future in future and has taken into account estimates of possible effect from the pandemic relating to COVID -19.

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Conceptual Framework Amendments to References to the Conceptual Framework in IFRS Standards

Amendments to IFRS 3 Definition of a Business

Amendments to IAS 1 and IAS 8 Definition of Material

Amendments to IFRS 9, IAS 39 and IFRS 7 Interest Rate Benchmark Reform

Amendments to References to the Conceptual Framework in IFRS Standards

In March 2018, International Accounting Standards Board (IASB) issued Amendments to References to the Conceptual Framework in IFRS Standards. The document contains amendments to IFRS 2, IFRS 3, IFRS 6, IFRS 14, IAS 1, IAS 8, IAS 34, IAS 37, IAS 38, IFRIC 12, IFRIC 19, IFRIC 20, IFRIC 22, and SIC-32.

Not all amendments, however, update those pronouncements with regard to references to and quotes from the framework so that they refer to the revised Conceptual Framework. Some pronouncements are only updated to indicate which version of the Framework they are referencing to (the IASC Framework adopted by the IASB in 2001, the IASB Framework of 2010, or the new revised Framework of 2018) or to indicate that definitions in the Standard have not been updated with the new definitions developed in the revised Conceptual Framework.

The amendments, where they actually are updates, are effective for annual periods beginning on or after 1 January 2020, with early application permitted.

The Group does not expect that the amendment to have any impact on its consolidated financial statements.

Amendments to IFRS 3 Definition of a business

On October 22, 2018, the International Accounting Standard Board has issued amendments to IFRS 3, ‘Business Combinations’, in connection with clarification of definition of business, to determine whether an acquisition is a business or a group of assets. The amendment added a concept called “Optional Concentration Test” that makes it easier to conclude that a company has acquired a group of assets rather than a business, if the value of the assets acquired is substantially concentrated in a single asset or group of similar assets. An entity may elect to apply or not to apply this optional concentration test on a transaction by transaction basis.

The amendment will apply to the Company effective April 1, 2020 and has to be applied prospectively. Hence there is no impact on the consolidated financial statement.

Amendments to IAS 1 and IAS 8 Definition of Material

In October 2018, the IASB issued Amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to make the definition of material in IAS 1 easier to understand. The amendments are not intended to alter the underlying concept of materiality in IFRS Standards. The concept of ‘obscuring’ material information with immaterial information has been included as part of the new definition.

The threshold for materiality influencing users has been changed from ‘could influence’ to ‘could reasonably be expected to influence’.

The definition of material in IAS 8 has been replaced by a reference to the definition of material in IAS 1. In addition, the IASB amended other Standards and the Conceptual Framework that contain a definition of material or refer to the term ‘material’ to ensure consistency.

The amendments are required to be applied prospectively for annual periods beginning on or after 1 January 2020, with earlier application permitted.

The Group does not expect the amendment to have any material impact on its evaluation of materiality in relation to its financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

In September 2019, IASB introduced amendments, which modified specific hedge accounting requirements, so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform.

The changes will mandatorily apply to all hedging relationships that are directly affected by the interest rate benchmark reform.

The Group does not expect the amendment to have any significant impact.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2020, although early adoption is permitted.

2. Notes to the Condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

Particulars	As at
	March 31, 2020	March 31, 2019
Cash and bank deposits	1,624	2,052
Deposits with financial institutions	841	777
Total Cash and cash equivalents	2,465	2,829

Cash and cash equivalents as at March 31, 2020 and March 31, 2019 include restricted cash and bank balances of $52 million and $52 million, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)

Particulars	As at
	March 31, 2020	March 31, 2019
(i) Current
Amortized cost
Quoted debt securities:
Cost	–	3
Fair value through profit and loss
Liquid Mutual fund units
Fair value	278	258
Fixed Maturity Plan Securities
Fair value	65	–
Fair Value through Other comprehensive income
Quoted debt securities
Fair value	123	267
Commercial Paper
Fair value	–	72
Certificate of deposits
Fair value	149	358
Total current investments	615	958
(ii) Non-current
Amortized cost
Quoted debt securities
Cost	244	274
Fair value through Other comprehensive income
Quoted debt securities
Fair value	281	310
Unquoted equity and preference securities
Fair value	14	15
Fair value through profit and loss
Unquoted Preference securities
Fair value	1	3
Fixed maturity plan securities
Fair Value	–	66
Others
Fair value(1)	7	2
Total Non-current investments	547	670
Total investments	1,162	1,628
Investment carried at amortized cost	244	277
Investments carried at fair value through other comprehensive income	567	1,022
Investments carried at fair value through profit and loss	351	329

(1)	Uncalled capital commitments outstanding as of March 31, 2020 and March 31, 2019 was $8 million and $12 million, respectively.

Refer note 2.3 for accounting policies on financial instruments.

Method of fair valuation:

(Dollars in millions)

Class of investment	Method	Fair value
		As at March 31, 2020	As at March 31, 2019
Liquid mutual fund units	Quoted price	278	258
Fixed maturity plan securities	Market observable inputs	65	66
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	284	307
Quoted debt securities- carried at Fair value through other comprehensive income	Quoted price and market observable inputs	404	577
Commercial Paper	Market observable inputs	–	72
Certificate of deposits	Market observable inputs	149	358
Unquoted equity and preference securities at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model, etc.	14	15
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model, etc.	1	3
Others	Discounted cash flows method, Market multiples method, Option pricing model, etc.	7	2
		1,202	1,658

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table ‘Financial instruments by category’ below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of those instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2020 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,465	–	–	–	–	2,465	2,465
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	278	–	–	278	278
Fixed maturity plan securities	–	–	65	–	–	65	65
Quoted debt securities	244	–	–	–	404	648	688(1)
Certificate of deposits	–	–	–	–	149	149	149
Unquoted equity and preference securities:	–	–	1	14	–	15	15
Unquoted investment others	–	–	7	–	–	7	7
Trade receivables	2,443	–	–	–	–	2,443	2,443
Unbilled revenues (3) (Refer to Note 2.17)	369	–	–	–	–	369	369
Prepayments and other assets (Refer to Note 2.4)	476	–	–	–	–	476	465(2)
Derivative financial instruments	–	–	7	–	1	8	8
Total	5,997	–	358	14	554	6,923	6,952
Liabilities:
Trade payables	377	–	–	–	–	377	377
Lease liabilities	612	–	–	–	–	612	612
Derivative financial instruments	–	–	62	–	3	65	65
Financial liability under option arrangements (Refer to note 2.10)	–	–	82	–	–	82	82
Other liabilities including contingent consideration (Refer to note 2.5)	1,054	–	45	–	–	1,099	1,099
Total	2,043	–	189	–	3	2,235	2,235

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost of $11 million.

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2019 were as follows:

(Dollars in millions)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to Note 2.1)	2,829	–	–	–	–	2,829	2,829
Investments (Refer to Note 2.2)
Liquid mutual funds	–	–	258	–	–	258	258
Fixed maturity plan securities	–	–	66	–	–	66	66
Quoted debt securities	277	–	–	–	577	854	884(1)
Certificate of deposits	–	–	–	–	358	358	358
Commercial papers	–	–	–	–	72	72	72
Unquoted equity and preference securities	–	–	3	15	–	18	18
Unquoted investment others	–	–	2	–	–	2	2
Trade receivables	2,144	–	–	–	–	2,144	2,144
Unbilled revenues(3) (Refer to Note 2.17)	303	–	–	–	–	303	303
Prepayments and other assets (Refer to Note 2.4)	529	–	–	–	–	529	517(2)
Derivative financial instruments	–	–	43	–	5	48	48
Total	6,082	–	372	15	1,012	7,481	7,499
Liabilities:
Trade payables	239	–	–	–	–	239	239
Derivative financial instruments	–	–	2	–	–	2	2
Other liabilities including contingent consideration (Refer to note 2.5)	1,263	–	27	–	–	1,290	1,290
Total	1,502	–	29	–	–	1,531	1,531

(1) On account of fair value changes including interest accrued

(2) Excludes interest accrued on quoted debt securities carried at amortized cost of $12 million.

(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2020:

(Dollars in millions)

Particulars	As at March 31, 2020	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	278	278	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	65	–	65	–
Investments in quoted debt securities (Refer to Note 2.2)	688	618	70	–
Investments in certificate of deposit (Refer to Note 2.2)	149	–	149	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	15	–	–	15
Investments in unquoted investments others (Refer to Note 2.2)	7	–	–	7
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	8	–	8	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	65	–	65	–
Financial liability under option arrangements (Refer to note 2.10)	82	–	–	82
Liability towards contingent consideration (Refer to note 2.5)*	45	–	–	45

*Discount rate pertaining to contingent consideration ranges from 8% to 14%

During the year ended March 31, 2020, quoted debt securities of $87 million were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of $7 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2019:

(Dollars in millions)

Particulars	As at March 31, 2019	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to Note 2.2)	258	258	–	–
Investments in fixed maturity plan securities (Refer to Note 2.2)	66	–	66	–
Investments in quoted debt securities (Refer to Note 2.2)	884	630	254	–
Investments in certificate of deposit (Refer to Note 2.2)	358	–	358	–
Investments in commercial paper (Refer to Note 2.2)	72	–	72	–
Investments in unquoted equity and preference securities (Refer to Note 2.2)	18	–	–	18
Investments in unquoted investments others (Refer to Note 2.2)	2	–	–	2
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	48	–	48	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	2	–	2	–
Liability towards contingent consideration (Refer to Note 2.5)*	27	–	–	27

*Discount rate pertaining to contingent consideration ranges from 9% to 16%

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Rental deposits	4	2
Security deposits	1	1
Loans to employees	32	35
Prepaid expenses (1)	128	108
Interest accrued and not due	62	131
Withholding taxes and others(1)	209	215
Advance payments to vendors for supply of goods (1)	19	16
Deposit with corporations*	237	242
Escrow and other deposits pertaining to buyback (Refer to Note No 2.19.1)	–	37
Deferred contract cost(1)	4	8
Net investment in sublease of right of use asset (Refer to note 2.8)	5	–
Other assets non financial (1)	4	–
Other assets financial	34	32
Total Current prepayment and other assets	739	827
Non-current
Loans to employees	3	3
Security deposits	7	8
Deposit with corporations*	7	10
Prepaid gratuity (1)	20	6
Prepaid expenses (1)	11	23
Deferred contract cost (1)	13	40
Advance towards business acquisition(1)	–	30
Withholding taxes and others(1)	103	134
Net investment in sublease of right of use asset (Refer to note 2.8)	53	–
Rental Deposits	29	28
Other assets	2	–
Total Non- current prepayment and other assets	248	282
Total prepayment and other assets	987	1,109
Financial assets in prepayments and other assets	476	529

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India. Cenvat recoverable includes $50 million which are pending adjudication. The Group expects these amounts to be sustainable on adjudication and recoverable on final resolution.

*	Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Other liabilities

Other liabilities comprise the following:

(Dollars in millions) r

Particulars	As at
	March 31, 2020	March 31, 2019
Current
Accrued compensation to employees	391	372
Accrued provident fund liability (Refer note 2.18.3) (1)	9	–
Accrued expenses	518	480
Withholding taxes and others (1)	232	215
Retention money	10	16
Liabilities of controlled trusts	25	24
Liability towards contingent consideration	29	14
Financial liability on account of buyback(2)	–	174
Deferred rent (1)	–	9
Capital creditors	37	98
Others non financial liabilities	1	–
Others	69	96
Total Current other liabilities	1,321	1,498
Non-Current
Liability towards contingent consideration	16	13
Accrued compensation to employees	3	3
Accrued gratuity(1)	4	4
Accrued provident fund liability (Refer note 2.18.3) (1)	24	–
Deferred income - government grant on land use rights (1)	6	6
Deferred income (1)	3	4
Deferred rent (1)	–	25
Financial liability under option arrangements (Refer to note 2.10)	82	–
Others	1	–
Total Non-current other liabilities	139	55
Total other liabilities	1,460	1,553
Financial liabilities included in other liabilities	1,181	1,290
Financial liability towards contingent consideration on an undiscounted basis	48	34

(1) Non financial liabilities

(2)	In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability as at March 31, 2019 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.19.1). The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings. The liability has been utilized towards buyback of equity shares which was completed on August 26, 2019.

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.6 Provisions

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

Post sales client support

The Group provides its clients with a fixed-period post sales support for its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(Dollars in millions)

Particulars	As at
	March 31, 2020	March 31, 2019
Provision for post sales client support and other provisions	76	83
	76	83

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of comprehensive income.

As at March 31, 2020 and March 31, 2019, claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities- Refer to Note 2.12) amounted to 230 crore ($30 million) and 230 crore ($33 million), respectively.

The Audit Committee appointed an external legal counsel to conduct an independent investigation into the whistleblower allegations which have been previously disclosed to stock exchanges on October 22, 2019 and to the Securities and Exchange Commission (SEC) on Form 6-K on the same date. As previously disclosed on January 10, 2020 the outcome of the investigation has not resulted in restatement of previously issued financial statements.

The Company cooperated with an investigation by the SEC regarding the same matters. In March 2020, the Company received notification from the SEC that the SEC has concluded its investigation and the Company does not anticipate any further action by the SEC on this matter. The Company is responding to all the inquires received from the Indian regulatory authorities and will continue to cooperate with the authorities for any additional requests for information. Additionally, in October 2019, a shareholder class action lawsuit was filed in the United States District Court for the Eastern District of New York against the Company and certain of its current and former officers for alleged violations of the US federal securities laws. The Company is presently unable to predict the scope, duration or the outcome of these matters.

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1) includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the consolidated statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2020:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2019	276	1,291	572	845	321	5	3,310
Additions	2	149	106	131	95	1	484
Additions- Business Combinations (Refer note 2.10)	–	–	–	9	2	–	11
Deletions	–	–	(2)	(25)	(5)	–	(32)
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	(86)	–	–	–	–	–	(86)
Translation difference	(18)	(116)	(55)	(78)	(32)	–	(299)
Gross carrying value as at March 31, 2020	174	1,324	621	882	381	6	3,388
Accumulated depreciation as at April 1, 2019	(5)	(423)	(390)	(606)	(223)	(3)	(1,650)
Depreciation	–	(50)	(67)	(121)	(47)	(1)	(286)
Accumulated depreciation on deletions	–	–	2	25	5	–	32
Reclassified on account of adoption of IFRS 16 (Refer note 2.8)	5	–	–	–	–	–	5
Translation difference	–	39	37	56	22	–	154
Accumulated depreciation as at March 31, 2020	–	(434)	(418)	(646)	(243)	(4)	(1,745)
Capital work-in progress as at March 31, 2020							167
Carrying value as at March 31, 2020	174	890	203	236	138	2	1,810
Capital work-in progress as at April 1, 2019							271
Carrying value as at April 1, 2019	271	868	182	239	98	2	1,931

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2019:

(Dollars in millions)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2018	292	1,247	518	749	285	5	3,096
Additions	8	132	98	163	56	1	458
Additions- Business Combinations (Refer note 2.10)	–	–	1	4	2	–	7
Deletions	(7)	(17)	(15)	(35)	(9)	–	(83)
Reclassification from assets held for sale (Refer note 2.10.1)	–	–	–	6	4	–	10
Translation difference	(17)	(71)	(30)	(42)	(17)	(1)	(178)
Gross carrying value as at March 31, 2019	276	1,291	572	845	321	5	3,310
Accumulated depreciation as at April 1, 2018	(5)	(417)	(359)	(557)	(203)	(3)	(1,544)
Depreciation	(1)	(45)	(62)	(109)	(37)	(1)	(255)
Accumulated depreciation on deletions	–	15	12	33	8	–	68
Reclassification from assets held for sale (Refer note 2.10.1)	–	–	–	(4)	(3)	–	(7)
Translation difference	1	24	19	31	12	1	88
Accumulated depreciation as at March 31, 2019	(5)	(423)	(390)	(606)	(223)	(3)	(1,650)
Capital work-in progress as at March 31, 2019							271
Carrying value as at March 31, 2019	271	868	182	239	98	2	1,931
Capital work-in progress as at April 1, 2018							311
Carrying value as at April 1, 2018	287	830	159	192	82	2	1,863

The aggregate depreciation expense is included in cost of sales in the statement of comprehensive income.

The contractual commitments for capital expenditure primarily comprises of commitments for infrastructure facilities and computer equipment’s aggregating to $180 million and $249 million as at March 31, 2020 and March 31, 2019, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method and has taken the cumulative adjustment to retained earnings, on the date of initial application. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at its carrying amount as if the standard had been applied since the commencement date of the lease, but discounted at the lessee’s incremental borrowing rate at the date of initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report on Form 20F for year ended March 31, 2019.

On transition, the adoption of the new standard resulted in recognition of 'Right of Use' asset of $420 million, 'Net investment in sublease of ROU asset' of $62 million and a lease liabilities of $520 million. The cumulative effect of applying the standard, amounting to $6 million was debited to retained earnings, net of taxes. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 16 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, IFRS 16 is applied only to contracts that were previously identified as leases under IAS 17.

The difference between the lease obligation recorded as of March 31, 2019 under IAS 17 disclosed under Note 2.15 of the 2019 Annual Report on Form 20F and the value of the lease liabilities as of April 1, 2019 is primarily on account of inclusion of extension and termination options reasonably certain to be exercised, in measuring the lease liability in accordance with IFRS 16 and discounting the lease liabilities to the present value under IFRS 16.

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 4.5%.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2020:

(Dollars in millions)

Particulars	Category of ROU asset
	Land	Buildings	Vehicles	Computers	Total
Balance as of April 1, 2019	–	419	1	–	420
Reclassified on account of adoption of IFRS 16	92	–	–	–	92
Additions*	–	148	–	7	155
Additions through business combination (Refer to Note 2.10)	–	26	2	–	28
Deletions	–	(18)	–	–	(18)
Depreciation	(1)	(75)	(1)	(1)	(78)
Translation difference	(8)	(39)	–	(1)	(48)
Balance as of March 31, 2020	83	461	2	5	551

* Net of lease incentives of $16 million related to lease of buildings

The aggregate depreciation expense on ROU assets is included in cost of sales in the consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of March 31, 2020:

(Dollars in millions)

Particulars	Amount
Current lease liabilities	82
Non-current lease liabilities	530
Total	612

The following is the movement in lease liabilities during the year ended March 31, 2020:

(Dollars in millions)

Particulars	Amount
Balance as of April 1, 2019	520
Additions	175
Additions through business combination (Refer to note 2.10)	32
Finance cost accrued during the period	24
Deletions	(20)
Payment of lease liabilities	(90)
Translation difference	(29)
Balance as of March 31, 2020	612

The table below provides details regarding the contractual maturities of lease liabilities as of March 31, 2020 on an undiscounted basis:

(Dollars in millions)

Particulars	Amount
Less than one year	105
One to five years	344
More than five years	274
Total	723

The group does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was $13 million for the year ended March 31, 2020.

The following is the movement in the net-investment in sublease of ROU asset during the year ended March 31, 2020:

(Dollars in millions)

Particulars	Amount
Balance as of April 1, 2019	62
Interest income accrued during the period	2
Lease receipts	(6)
Balance as of March 31, 2020	58

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as of March 31, 2020 on an undiscounted basis:

(Dollars in millions)

Particulars	Amount
Less than one year	7
One to five years	29
More than five years	32
Total	68

Leases not yet commenced to which Group is committed amounts to $87 million for a lease term ranging from 2 years to 13 years.

2.9 Goodwill

Accounting Policy

Goodwill represents purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase excess is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of comprehensive income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

Particulars	As at
	March 31, 2020	March 31, 2019
Carrying value at the beginning	512	339
Goodwill on Wongdoody acquisition	–	25
Goodwill on Fluido acquisition	–	32
Goodwill on HIPUS acquisition (Refer to note 2.10)	16	–
Goodwill on Stater acquisition (Refer to note 2.10)	57	–
Goodwill on Simplus acquisition (Refer to note 2.10)	130	–
Goodwill reclassified from assets held for sale, net of reduction in recoverable amount	–	138
Translation differences	(16)	(22)
Carrying value at the end	699	512

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition. The Group internally reviews the goodwill for impairment at the operating segment level, after allocation of the goodwill to CGU’s or groups of CGUs.

The following table presents the allocation of goodwill to operating segments as at March 31, 2020 and March 31, 2019 respectively:

(Dollars in millions)

Segment	As at
	March 31, 2020	March 31, 2019
Financial services	167	108
Retail	66	63
Communication	62	56
Energy, utilities, resources and services	117	54
Manufacturing	50	34
	462	315
Operating segments without significant goodwill	102	61
Total	564	376

Consequent to reclassification from held for sale (refer note 2.10.1), the goodwill pertaining to Panaya, Kallidus and Skava acquisitions are tested for impairment at the respective entity level, which amounts to $135 million and $136 million as at March 31, 2020 and March 31, 2019, respectively.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. Value-in-use is determined based on discounted future cash flows.

The key assumptions used for the calculations are as follows:

in%

As at
	March 31, 2020	March 31, 2019
Long term growth rate	7-10	8-10
Operating margins	17-20	17-20
Discount rate	11.9	12.5

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. As at March 31, 2020, the estimated recoverable amount of the CGU exceeded its carrying amount. Reasonable sensitivities in key assumptions consequent to the change in estimated future economic conditions on account of possible effects relating to Covid 19 is unlikely to cause the carrying amount to exceed the recoverable amount of the cash generating unit.

2.10 Business combination

Accounting Policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of the assets and liabilities in the Group's consolidated financial statements.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognised.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

HIPUS Co. Ltd. (formerly Hitachi Procurement Service Co. Ltd)

On April 1, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 81% of voting interests in HIPUS Co Limited (HIPUS), a wholly owned subsidiary of Hitachi Ltd, Japan for a total cash consideration of JPY 3.29 billion (approximately $30 million). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to note 2.5).

HIPUS handles indirect materials purchasing functions for the Hitachi Group. The entity is expected to provide end-to-end procurement capabilities, through its procurement function expertise, localized team and BPM networks in Japan. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	6	–	6
Intangible assets - Customer contracts and relationships#	–	17	17
Deferred tax liabilities on intangible assets	–	(5)	(5)
	6	12	18
Goodwill			16
Less: Non-controlling interest			(4)
Total purchase price			30

* Includes cash and cash equivalents acquired of $26 million.

# Useful life is in the range of 5 to 15 years

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $202 million and the amount has been fully collected. Trade payables as on the acquisition date amounted to $218 million.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2019.

Stater N.V.

On May 23, 2019, Infosys Consulting Pte Limited (a wholly owned subsidiary of Infosys Limited) acquired 75% of voting interests in Stater N.V (Stater), a wholly-owned subsidiary of ABN AMRO Bank N.V., Netherland, for a total cash consideration of Euro 154 million (approximately $171 million). The company has recorded a financial liability for the estimated present value of its gross obligation to purchase the Non-controlling interest as of the acquisition date in accordance with the share purchase agreement with a corresponding adjustment to equity (refer to Note 2.5).

Stater brings European mortgage expertise and a robust digital platform to drive superior customer experience. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	78	–	78
Intangible assets - Customer contracts and relationships#	–	79	79
Intangible assets - Technology#	–	16	16
Intangible assets - Brand#	–	3	3
Deferred tax liabilities on intangible assets	–	(20)	(20)
	78	78	156
Goodwill			57
Less: Non controlling interest			(42)
Total purchase price			171

* Includes cash and cash equivalents acquired of $73 million

# Useful lives are in the range of 5 to 15 years

Goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $11 million and the amount is substantially collected.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the three months ended June 30, 2019.

Outbox systems Inc. dba Simplus

On March 13, 2020, Infosys Nova Holdings LLC (a wholly owned subsidiary of Infosys Limited) acquired 100% of voting interests in Outbox systems Inc. dba Simplus , a US based sales force advisor and consulting partner in cloud consulting, implementation and training services for a total consideration of up to $250 million (approximately 1,892 crore), comprising of cash consideration of $180 million (approximately 1,362 crore), contingent consideration of up to $20 million (approximately 151 crore), additional performance bonus and retention payouts of upto $50 million (approximately 378 crore) payable to the employees of Simplus over the next three years, subject to their continuous employment with the group and meeting certain targets. Performance and retention bonus is recognized in employee benefit expenses in the statement of comprehensive income over the period of service.

Simplus brings to Infosys globally recognized Salesforce expertise, industry knowledge, solution assets, deep ecosystem relationships and a broad clientele, across a variety of industries. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. Goodwill includes the value expected from addition of new customers and estimated synergies which does not qualify as an intangible asset.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	3	–	3
Intangible assets - Customer contracts and relationships#	–	20	20
Intangible assets - Salesforce Relationships#	–	43	43
Intangible assets - Brand#	–	15	15
Deferred tax liabilities on intangible assets	–	(20)	(20)
	3	58	61
Goodwill			130
Total purchase price			191

* Includes cash and cash equivalents acquired of $1 million.

# Useful lives are in the range of 2 to 10 years

Goodwill is not tax deductible.

The fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Purchase price allocated
Cash consideration	180
Fair value of contingent consideration	11
Total purchase price	191

The gross amount of trade receivables acquired and its fair value is approximately $10 million and the amount is recoverable

The payment of contingent consideration to sellers of Simplus is dependent upon the achievement of certain financial targets by Simplus. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 10.5% and the probabilities of achievement of the financial targets. The undiscounted value of contingent consideration as of March 31, 2020 was $13 million.

The transaction costs of $1 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2020.

Proposed transfer

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiaries, Kallidus Inc and Skava Systems Private Limited (together referred to as Skava), to transfer the business of Skava to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. The transfer between entities under common control would be accounted for at carrying value and would not have any impact on the consolidated financial statements.

2.10.1 Disposal Group held for sale

Accounting policy

Non-current assets and disposal groups are classified as held for sale if their carrying amount is intended to be recovered principally through sale rather than through continuing use. The condition for classification of held for sale is met when the non-current asset or the disposal group is available for immediate sale and the same is highly probable of being completed within one year from the date of classification as held for sale. Non-current assets and disposal groups held for sale are measured at the lower of carrying amount and fair value less cost to sell. Non-current assets and Disposal Group that ceases to be classified as held for sale shall be measured at the lower of carrying amount before the non-current asset and Disposal Group was classified as held for sale adjusted for any depreciation/ amortization and its recoverable amount at the date when the Disposal Group no longer meets the "Held for sale" criteria.

During the year ended March 2018, the Company initiated identification and evaluation of potential buyers for its subsidiaries, Kallidus and Skava (together referred to as "Skava”) and Panaya, collectively referred to as the “Disposal Group”. The Disposal Group was classified and presented separately as “held for sale” and was carried at the lower of carrying value and fair value. During the year ended March 31, 2019, on remeasurement, including consideration of progress in negotiations on offers from prospective buyers for Panaya, the Company recorded a reduction in the fair value of Disposal Group held for sale amounting to $39 million in respect of Panaya.

Further, based on evaluation of proposals received and progress of negotiations with potential buyers, the Company concluded that the Disposal Group does not meet the criteria for “Held for Sale” classification because it was no longer highly probable that sale would be consummated by March 31, 2019 (twelve months from date of initial classification “as held for sale”). Accordingly, in accordance with IFRS 5- "Non current Assets held for Sale and Discontinued Operations", the assets and liabilities of Panaya and Skava have been included on a line by line basis in the consolidated financial statements for the year ended and as at March 31, 2019.

On reclassification from “Held for sale”, the assets of Panaya and Skava have been remeasured at the lower of cost and recoverable amount resulting in recognition of an adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" of $65 million (comprising of $52 million towards goodwill and $13 million towards value of customer relationships) in respect of Skava in the consolidated statement of comprehensive income for the year ended March 31, 2019.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, upto 45,000,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The RSUs granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board has been authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Consequent to the September 2018 bonus issue, all the then outstanding options granted under the stock option plan have been adjusted for bonus shares. Unless otherwise stated, all the prior period share numbers, share prices and weighted average exercise prices in this note have been adjusted to give effect to the September 2018 bonus issue.

Controlled trust holds 18,239,356 and 20,324,982 shares as at March 31, 2020 and March 31, 2019, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2020 and March 31, 2019.

The following is the summary of grants during the year ended March 31, 2020 and March 31, 2019:

Particulars	2019 Plan		2015 Plan
	Year ended March 31,		Year ended March 31,
	2020	2019	2020	2019*
Equity settled RSU
KMPs	356,793	–	507,896	675,530
Employees other than KMP	1,734,500	–	3,346,280	3,665,170
	2,091,293	–	3,854,176	4,340,700
Cash settled RSU
KMPs	–	–	180,400	–
Employees other than KMP	–	–	475,740	74,090
	–	–	656,140	74,090
Total Grants	2,091,293	–	4,510,316	4,414,790

* Information is adjusted for September, 2018 bonus issue

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore (approximately $0.50 million) which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 41,782 RSUs was made effective February 27, 2020 for fiscal 2020. Though the annual time based grants for the remaining employment term ending on March 31, 2023 have not been granted as of March 31, 2020, since the service commencement date precedes the grant date, the company has recorded employment stock compensation expense in accordance with IFRS 2, Share based payments.

The Board, on April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, approved the performance-based grant of RSUs amounting to 13 crore (approximately $2 million) for the financial year 2020 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 177,887 performance based RSU’s were granted effective May 2, 2019.

In accordance with the shareholders approval in the Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved to amend the vesting period of the annual performance equity grant from three years to one year. Accordingly the vesting period of 217,200 (adjusted for September 2018 bonus issue) performance based RSUs granted effective May 2, 2018 and 177,887 performance based RSU's granted effective May 2, 2019 have been amended to one year.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore (approximately $1.50 million) for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 134,138 performance based RSU’s were granted effective June 22, 2019.

COO and Whole time director

Under the 2015 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time-based grant of 58,650 RSUs granted effective February 27, 2020.

Under the 2019 plan:

In accordance with the shareholders approval in Annual General meeting held on June 22, 2019, the Board, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 4 crore (approximately $0.50 million) for financial year 2020 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 53,655 performance based RSU’s were granted effective June 22, 2019.

Other KMP

Under the 2015 plan:

On April 12, 2019, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 10,263 RSUs and time based grant of 23,946 RSUs to other KMP under the 2015 Plan. The grants were made effective May 2, 2019. The time based RSUs will generally vest over four years and the performance based RSUs will vest over three years based on certain performance targets.

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 375,768 RSUs to other KMPs under the 2015 plan. The grants were made effective February 27, 2020. These RSUs will vest over four years.

Under the 2019 plan:

On February 20, 2020, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grants of 169,000 RSUs to other KMPs under the 2019 plan. The grants were made effective February 27, 2020. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(Dollars in millions)

Particulars	Year ended March 31,
	2020	2019
Granted to:
KMP	8	5
Employees other than KMP	26	24
Total (1)	34	29
(1) Cash settled stock compensation expense included in the above	1	1

Share based payment arrangements that were modified during the year ended March 31, 2020:

During the year ended March 31, 2020, the company issued stock appreciation rights as replacement for outstanding ADS settled RSU and ESOP awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts' dated October 10, 2019 which prohibited companies to allot ADS to Indian residents and Non resident Indians. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of $8 million is recognized as financial liability with a corresponding adjustment to equity.

The fair values of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2020- Equity Shares-RSU	Fiscal 2020- ADS-RSU	Fiscal 2019- Equity Shares-RSU	Fiscal 2019- ADS-RSU
Weighted average share price () / ($ ADS)(1)	728	10.52	696	10.77
Exercise price () / ($ADS)(1)	5.00	0.07	3.31	0.06
Expected volatility (%)	22-30	22-26	21-25	22-26
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2.65	2.65
Risk-free interest rate (%)	6-7	1-3	7-8	2-3
Weighted average fair value as on grant date () / ($ADS)(1)	607	7.84	648	10.03

(1) Fiscal 2019 values are adjusted for September 2018 bonus issue wherever applicable

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 Income taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the consolidated statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

Particulars	Year ended March 31,
	2020	2019
Current taxes
Domestic taxes	628	600
Foreign taxes	186	217
	814	817
Deferred taxes
Domestic taxes	(43)	3
Foreign taxes	(14)	(17)
	(57)	(14)
Income tax expense	757	803

During the year ended March 31, 2019, the Company entered into Advance Pricing Agreement (APA) in overseas jurisdictions resulting in a reversal of income tax expense of $14 million which pertained to prior periods.

Additionally Income tax expense for the year ended March 31, 2020 and March 31, 2019 includes reversal (net of provisions) of $52 million and reversal (net of provisions) of $18 million respectively. These reversals pertain to prior periods on account of adjudication of certain disputed matters in favor of the company across various jurisdictions and on account of changes to tax regulations.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

Particulars	Year ended March 31,
	2020	2019
Profit before income taxes	3,095	3,003
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	1,083	1,049
Tax effect due to non-taxable income for Indian tax purposes	(383)	(386)
Overseas taxes	103	102
Tax provision (reversals)	(52)	(25)
Effect of differential tax rates	(11)	–
Effect of exempt non operating income	(6)	(8)
Effect of unrecognized deferred tax assets	7	13
Effect of non-deductible expenses	17	50
Branch profit tax (net of credits)	(5)	4
Others	4	4
Income tax expense	757	803

The applicable Indian corporate statutory tax rate for the year ended March 31, 2020 and March 31, 2019 is 34.94% each.

Deferred income tax for the year ended March 31, 2020 and March 31, 2019 substantially relates to origination and reversal of temporary differences.

As at March 31, 2020, claims against the Group not acknowledged as debts from the Indian Income tax authorities amounted to 3,353 crore ($443 million). Amount paid to statutory authorities against this amounted to 5,352 crore ($707 million).

As at March 31, 2019, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 2,851 crore ($412 million). Amount paid to statutory authorities against the above tax claims amounted to 5,924 crore ($857 million).

The claims against the group majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Reconciliation of basic and diluted shares used in computing earnings per share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.14 Related party transactions

Refer Note 2.19 "Related party transactions" in the Company’s 2019 Annual Report on Form 20-F for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2020, the following are the changes in the subsidiaries:

-	On April 1, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 81% of voting interest in HIPUS Co Ltd, Japan, a wholly owned subsidiary of Hitachi Ltd, Japan. (Refer to note 2.10)
-	On May 23, 2019, Infosys Consulting Pte Ltd, a wholly-owned subsidiary of Infosys Limited, acquired 75% of voting interest in Stater N.V along with its eight subsidiaries Stater Netherland B.V., Stater Duitsland B.V., Stater XXL B.V., HypoCasso B.V., Stater Participations B.V., Stater Deutschland Verwaltungs-GmbH, Stater Deutschland GmbH & Co.KG, Stater Belgium N.V./S.A. (Refer to note 2.10)
-	Infosys Technologies (Australia) Pty. Limited (Infosys Australia) has been liquidated effective November 17, 2019
-	Infosys Tecnologia Do Brasil Ltda, a wholly owned subsidiary of Infosys Ltd merged into Infosys Consulting Ltda, a majority owned and controlled subsidiary of Infosys Ltd effective October 1, 2019.
-	On February 20, 2020, Infosys Poland, Sp z.o.o, a wholly owned subsidiary of Infosys BPM acquired 100% of the voting interests in Infosys Consulting Sp. z.o.o, a wholly owned subsidiary of Infosys Consulting Holding AG (formerly Lodestone Holding AG)
-	Panaya Japan Co. Ltd, a wholly owned subsidiary of Panaya Inc. has been liquidated effective October 19, 2019
-	On March 13, 2020, Infosys Nova Holdings LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% of voting interest in Outbox systems Inc. dba Simplus (US) along with its eight subsidiaries Simplus North America Inc., Simplus ANZ Pty Ltd., Simplus Australia Pty Ltd, Sqware Peg Digital Pty Ltd, Simplus Philippines, Inc., Simplus Europe, Ltd., Simplus U.K., Ltd., Simplus Ireland, Ltd. (Refer to note 2.10)

Changes in Controlled trust

The following were the changes in controlled trusts:-

- On May 15, 2019, the Company registered Infosys Expanded Stock Ownership Trust

Change in key management personnel

The following are the changes in the Key management personnel

Roopa Kudva (retired as member of the Board effective February 3, 2020)

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(Dollars in millions)

Particulars	Year ended March 31,
	2020	2019
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)	17	14
Commission and other benefits to non-executive/ independent directors	1	1
Total	18	15

(1)	For the year ended March 31, 2020 and March 31, 2019, includes a charge of $8 million and $5 million respectively, towards employee stock compensation expense. (Refer note 2.11)

(2)	On December 20, 2018, the Board appointed Nilanjan Roy as the Chief Financial Officer of the Company with effect from March 1, 2019.

(3)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.15 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represent the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public Services and revenue generated from customers located in India, Japan and China and other enterprises in public service. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

2.15.1 Business Segments

Year ended March 31, 2020 and March 31, 2019

(Dollars in millions)

	Financial Services	Retail	Communication	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences	All Other segments	Total
Revenues	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Identifiable operating expenses	2,109	984	998	860	703	581	452	209	6,896
	2,021	974	816	808	644	506	394	202	6,365
Allocated expenses	893	399	348	340	293	175	168	130	2,746
	775	385	312	312	255	154	147	109	2,449
Segment profit	1,027	593	341	452	289	225	202	9	3,138
	982	576	360	363	264	222	202	16	2,985
Unallocable expenses*									414
									289
Operating profit									2,724
									2,696
Other income, net (Refer Note 2.18)									395
									411
Finance cost (Refer Note 2.8)									(24)
									–
Reduction in the fair value of Disposal Group held for sale									–
									(39)
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale" (Refer Note 2.10.1)									–
									(65)
Profit before Income taxes									3,095
									3,003
Income tax expense									757
									803
Net profit									2,338
									2,200
Depreciation and amortization									407
									287
Non-cash expenses other than depreciation and amortization									7
									107

*	Unallocable expenses for the year ended March 31, 2020 includes amortization on ROU assets consequent to adoption of IFRS 16 - Leases effective April 1, 2019

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2020 and March 31, 2019, respectively.

2.16 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Effective April 1, 2018, the Group adopted IFRS 15 “Revenue from Contracts with Customers” using the cumulative catch-up transition method, applied to contracts that were not completed as of April 1, 2018. The effect on adoption of IFRS 15 was insignificant.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the lives of the contracts and are recognized in profit or loss in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group has measured the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them. Any capitalized contract costs are amortized, with the expense recognised as the Group transfers the related goods or services to the customer.

The Group presents revenues net of indirect taxes in its consolidated statement of comprehensive income.

Revenues for the year ended March 31, 2020 and March 31, 2019 is as follows:

(Dollars in millions)

Particulars	Year ended March 31,
	2020	2019
Revenue from software services	12,003	11,184
Revenue from products and platforms	777	615
Total revenue from operations	12,780	11,799

The Group has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The Group has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the Group will continue to monitor developments to identify significant uncertainties relating to revenue in future periods

Disaggregate revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The Group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

Year ended March 31, 2020 and March 31, 2019

(Dollars in millions)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy , Utilities, resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	2,358	1,298	1,033	908	722	920	537	79	7,855
	2,290	1,255	796	838	619	844	438	61	7,141
Europe	842	558	271	592	503	27	267	25	3,085
	698	548	271	507	499	15	287	22	2,847
India	184	7	27	2	12	29	6	66	333
	172	3	8	–	12	20	2	75	292
Rest of the world	645	113	356	150	48	5	12	178	1,507
	618	129	413	138	33	3	16	169	1,519
Total	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799
Revenue by offerings
Digital	1,626	867	681	631	489	357	260	97	5,008
	1,180	673	516	437	347	297	185	50	3,685
Core	2,403	1,109	1,006	1,021	796	624	562	251	7,772
	2,598	1,262	972	1,046	816	585	558	277	8,114
Total	4,029	1,976	1,687	1,652	1,285	981	822	348	12,780
	3,778	1,935	1,488	1,483	1,163	882	743	327	11,799

(1) Financial Services include enterprises in Financial Services and Insurance

(2) Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics

(3) Communication includes enterprises in Communication, Telecom OEM and Media

(4) Life Sciences includes enterprises in Life sciences and Health care

(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

* Geographical revenues is based on the domicile of customer.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group also derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning, Stater digital platform and Infosys McCamish- insurance platform

The percentage of revenue from fixed price contracts for each of the three months and year ended March 31, 2020 and March 31, 2019 is approximately 55%.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in Receivables, Unbilled Revenue, and Unearned Revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore Unbilled Revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated Balance Sheet.

2.17 Unbilled revenue

(Dollars in millions)

Particulars	As at
	March 31, 2020	March 31, 2019
Unbilled financial asset (1)	369	303
Unbilled non financial asset (2)	572	474
Total	941	777

(1) Right to consideration is unconditional and is due only after a upon passage of time.

(2) Right to consideration is dependent on completion of contractual milestones.

2.18 Break-up of expenses and other income, net

Accounting Policy

2.18.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / asset are recognized in other comprehensive income and not reclassified to profit or loss in subsequent period. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

2.18.2 Superannuation

Certain employees of Infosys, Infosys BPM (formerly Infosys BPO) and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India and based on the assumptions provided there is no shortfall as at March 31, 2010.

The details of the benefit obligation as at March 31, 2019 is as follows:

(Dollars in millions)

Particulars	As at
March 31, 2019
Benefit obligation at the period end	866
Net liability recognized in balance sheet	–

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2020:

(Dollars in millions)

Particulars	As at
March 31, 2020
Change in benefit obligations
Benefit obligations at the beginning	866
Service cost - employer contribution	57
Employee contribution	121
Interest expense	79
Actuarial (gains) / loss	30
Benefits paid	(94)
Translation differences	(86)
Benefit obligations at the end	973
Change in plan assets
Fair value of plan assets at the beginning	866
Interest income	79
Remeasurements- Return on plan assets excluding amounts included in interest income (1)	(5)
Contributions (employer and employee)	178
Benefits paid	(94)
Translation differences	(84)
Fair value of plan assets at the end	940
Net liability (refer to note 2.5)	(33)

(1) Includes unrealized losses on certain investments in bonds

Amount for the year ended March 31, 2020 recognized in the consolidated statement of other comprehensive income:

(Dollars in millions)

Particulars	Year ended March 31,
2020
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	30
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	5
35

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic Approach:

Particulars	As at
	March 31, 2020	March 31, 2019
Government of India (GOI) bond yield (1)	6.20%	7.10%
Expected rate of return on plan assets	8.00%	9.20%
Remaining term to maturity of portfolio	6 years	5.47 years
Expected guaranteed interest rate
First year	8.50%	8.65%
Thereafter	8.50%	8.60%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2020 is as follows:

Particulars	As at
March 31, 2020
Central and State government bonds	49%
Public sector undertakings and Private sector bonds	48%
Others	3%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2020 the defined benefit obligation would be affected by approximately $10 million and $14 million on account of a 0.25% increase / decrease, respectively in the expected rate of return on plan assets.

The Group contributed $90 million and $77 million to the provident fund during the year ended March 31, 2020 and March 31, 2019, respectively. The same has been recognized in net profit in the Consolidated Statement of comprehensive income under the head employee benefit expense.

In February 2019, the Hon’ble Supreme Court of India vide its judgment and subsequent review petition of August 2019 has ruled in respect of compensation for the purpose of Provident Fund contribution under the Employee’s Provident Fund Act. The Company has assessed possible outcomes of the judgment on determination of provident fund contributions and based on the Company’s current evaluation of the judgement, it is not probable that certain allowances paid by the Company will be subject to payment of Provident Fund. The Company will continue to monitor and evaluate its position based on future events and developments.

The provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other significant foreign defined benefit plans.

2.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

2.18.5 Other income

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Effective April 1, 2018, the Group has adopted IFRS interpretation IFRIC 22- Foreign Currency Transactions and Advance Consideration which clarifies the date of transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income when an entity has received or paid advance consideration in a foreign currency. The effect on account of adoption of this amendment was insignificant.

2.18.6 Foreign Currency

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

2.18.6 Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

Cost of sales

(Dollars in millions)

	Year ended March 31,
	2020	2019
Employee benefit costs	6,406	5,780
Depreciation and amortization	407	287
Travelling costs	288	253
Cost of technical sub-contractors	945	860
Cost of software packages for own use	142	129
Third party items bought for service delivery to clients	234	231
Short-term leases (Refer to Note 2.8)	9	–
Operating leases	–	52
Consultancy and professional charges	7	6
Communication costs	42	34
Repairs and maintenance	71	53
Provision for post-sales client support	–	–
Others	1	2
Total	8,552	7,687

Selling and marketing expenses

(Dollars in millions)

	Year ended March 31,
	2020	2019
Employee benefit costs	510	462
Travelling costs	53	59
Branding and marketing	74	69
Operating leases	–	11
Short-term leases (Refer to Note 2.8)	1	–
Consultancy and professional charges	17	28
Communication costs	2	3
Others	7	6
Total	664	638

Administrative expenses

(Dollars in millions)

	Year ended March 31,
	2020	2019
Employee benefit costs	252	226
Consultancy and professional charges	163	154
Repairs and maintenance	151	134
Power and fuel	32	32
Communication costs	30	31
Travelling costs	41	36
Rates and taxes	27	27
Operating leases	–	20
Short-term leases (Refer to Note 2.8)	3	–
Insurance charges	12	9
Impairment loss recognized/(reversed) under expected credit loss model	24	35
Commission to non-whole time directors	1	1
Contributions towards Corporate Social Responsibility	54	38
Others	50	35
Total	840	778

Other income, net

(Dollars in millions)

Particulars	Year ended March 31,
	2020	2019
Interest income on financial assets carried at amortized cost	181	201
Interest income on financial assets fair valued through other comprehensive income	46	92
Gain/(loss) on investments carried at fair value through profit or loss	26	24
Gain/(loss) on investments carried at fair value through other comprehensive income	6	–
Interest income on income tax refund	37	7
Exchange gains / (losses) on forward and options contracts	(66)	27
Exchange gains / (losses) on translation of other assets and liabilities	139	18
Others	26	42
Total	395	411

2.19 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Securities premium.

In December 2017, the International Accounting Standard Board issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. On April 1, 2019, the Group adopted these amendments and there was no impact of these amendments on the Company’s Consolidated financial statements.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium.

Other Reserves

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity consist of currency translation, remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the consolidated statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

2.19.1 Update on buyback of equity shares

The shareholders approved the proposal of buyback of equity shares recommended by its Board of Directors in its meeting held on January 11, 2019 through the postal ballot that concluded on March 12, 2019.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on March 20, 2019 and was completed on August 26, 2019 . During this buyback period the Company had purchased and extinguished a total of 110,519,266 equity shares from the stock exchange at an average buy back price of 747/- per equity share comprising 2.53% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 8,260 crore (excluding transaction costs). The Company funded the buyback from its free reserves.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2020, the Company has created ‘Capital Redemption Reserve’ of $8 million equal to the nominal value of the above shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2020, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements

2.19.2 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors.

The Company declares and pays dividends in Indian rupees. The Finance Act 2020 has repealed the Dividend Distribution Tax (DDT). Companies are now required to pay/distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Effective fiscal 2018 the Company’s policy was to pay up to 70% of the free cash flow annually by way of dividend and/or buyback.

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Amount of per share dividend recognised as distribution to equity shareholders:

Particulars	Year ended March 31, 2020		Year ended March 31, 2019
	in	in US Dollars	in	in US Dollars
Final dividend for fiscal 2019	10.50	0.15	–	–
Interim dividend for fiscal 2020	8.00	0.11	–	–
Final dividend for fiscal 2018*	–	–	10.25	0.16
Special dividend for fiscal 2018*	–	–	5.00	0.08
Interim dividend for fiscal 2019*	–	–	7.00	0.10
Special dividend for fiscal 2019	–	–	4.00	0.06

* Dividend per share declared previously, retrospectively adjusted for September 2018 bonus issue

During the year ended March 31, 2020 on account of the final dividend for fiscal 2019 and interim dividend for fiscal 2020 the Company has incurred a net cash outflow of 9,517 crore (approximately $1,359 million) (excluding dividend paid on treasury shares) inclusive of dividend distribution tax.

The Board of Directors in their meeting on April 20, 2020 recommended a final dividend of 9.50/- per equity share (approximately $0.13 per equity hare) for the financial year ended March 31, 2020. This payment is subject to the approval of shareholders in the Annual General Meeting of the Company. In view of COVID 19 the Company is working on Annual General Meeting date which will be announced by the company in due course. This final dividend if approved by shareholders would result in a net cash outflow of approximately $532 million (excluding dividend paid on treasury shares).

2.19.3 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 1,82,39,356 shares and 2,03,24,982 shares were held by controlled trust, as at March 31, 2020 and March 31, 2019, respectively.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

D. Sundaram Director	Nilanjan Roy Chief Financial Officer	A. G. S. Manikantha Company Secretary

Bengaluru April 20, 2020

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Interim Statements of Comprehensive Income for the three months ended March 31,

(Dollars in millions except equity share and per equity share data)

	2020	2019
Revenues	3,197	3,060
Cost of sales	2,133	2,028
Gross profit	1,064	1,032
Operating expenses:
Selling and marketing expenses	161	174
Administrative expenses	229	200
Total operating expenses	390	374
Operating profit	674	658
Other income, net	84	94
Finance cost	(6)	–
Reduction in the fair value of Disposal Group held for sale	–	–
Profit before income taxes	752	752
Income tax expense	160	171
Net profit	592	581
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset, net	(2)	–
Equity instruments through other comprehensive income, net	–	–
	(2)	–
Items that will be reclassified subsequently to profit or loss:
Fair valuation of investments, net	2	3
Fair value changes on derivatives designated as cash flow hedge, net	–	(2)
Foreign currency translation	(473)	74
	(471)	75
Total other comprehensive income/(loss), net of tax	(473)	75
Total comprehensive income	119	656

Profit attributable to:
Owners of the company	590	580
Non-controlling interests	2	1
	592	581
Total comprehensive income attributable to:
Owners of the company	117	655
Non-controlling interests	2	1
	119	656
Earnings per equity share
Basic ($)	0.14	0.13
Diluted ($)	0.14	0.13
Weighted average equity shares used in computing earnings per equity share
Basic	4,240,181,854	4,347,129,592
Diluted	4,245,981,386	4,353,023,863